Exhibit 99.1

Published on April 11, 2026

Convening Notice

to the Ordinary and Extraordinary General Meeting of Shareholders

on May 26, 2026

Shareholders of Stevanato Group S.p.A. (“Stevanato” or the “Company”) are invited to attend the ordinary and extraordinary shareholders’ meeting (the “Shareholders’ Meeting”) which will be held - in compliance with Articles 10 and 11 of the Company’s bylaws (the “Bylaws”) - solely via teleconference, on May 26, 2026 at 4:00 p.m. CEST (10:00 a.m. EDT), on single call, to discuss and resolve on the following

Agenda

Ordinary session

1.

Approval of the financial statements for the financial year ended on December 31, 2025; presentation of the reports of the directors and of the external auditor PricewaterhouseCoopers S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2025; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2025; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

3.

Appointment of the Board of Directors: determination of the term of the Board of Directors; determination of the number of members of the Board of Directors; appointment of the members of the Board of Directors; appointment of the Chairman of the Board of Directors; related resolutions.

4.	Compensation of the members of the Board of Directors and of the members of the Audit Committee; related resolutions.

5.

Appointment of the external auditor entrusted with the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028; determination of the relevant remuneration; related resolutions.

6.	Authorization for the purchase and disposal of ordinary and class A treasury shares; related resolutions.

Extraordinary session

1.	Amendments to Articles 7.6, 16 and 23 of the By-laws; related resolutions.

*   *   *

I. Right to attend and vote at the Shareholders’ Meeting

Pursuant to Article 2355 of the Italian Civil Code and Articles 7.1, 7.6 and 11 of the Bylaws, the right to attend and/or vote at the Shareholders’ Meeting is regulated as follows:

(i)

persons, other than Stevanato itself, being registered on the Company’s Shareholders’ Book (Libro Soci) as holders of class A shares on the Shareholders’ Meeting date (such persons, the “Class A Shareholders”) are entitled to attend and vote at the Shareholders’ Meeting according to the modalities set out in paragraph II.1 below;

(ii)

persons, other than Stevanato itself, being registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) as holders of ordinary shares at the closing of the trading day (according to the New York time zone) falling on the twenty-fifth day preceding the Shareholders’ Meeting date (or, in case such day is not a trading day, on the preceding trading day), i.e. on May 1, 2026, at 4:00 p.m. EDT (10:00 p.m. CEST) (such date, the “Record Date”; such persons, the “Registered Shareholders”) are entitled to attend and vote at the Shareholders’ Meeting according to the modalities set out in paragraph II.1 below;

(iii)

persons, other than Stevanato itself, holding, directly or through brokers or other intermediaries, the beneficial ownership of the ordinary shares deposited at the Depositary Trust Company and registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) in the name of Cede & Co. (the “Holder of Record”) at the Record Date (such persons, the “Beneficial Shareholders”) are entitled to vote at the Shareholders’ Meeting collectively, through the Holder of Record, by giving voting instructions to Computershare S.p.A. (“Computershare IT”), in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to all or part of the items on the agenda, according to the modalities set out in paragraph II.2 below.

For the sake of clarity, persons being registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) as holders of ordinary shares, or persons acquiring the beneficial ownership of the ordinary shares, after the Record Date shall not be entitled to attend and vote at the Shareholders’ Meeting.

Persons being registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) after the Record Date but prior to the opening of the Shareholders’ Meeting shall be regarded, respectively, as absent from the Shareholders’ Meeting and not voting in favor of the resolutions approved by the shareholders at the Shareholders’ Meeting for the purpose of challenging such resolutions pursuant to Article 2377 of the Italian Civil Code. However, Beneficial Shareholders being such on the Record Date and obtaining registration on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) prior to the Shareholders’ Meeting date shall be entitled to challenge the resolutions approved by the Shareholders’ Meeting pursuant to Article 2377 of the Italian Civil Code subject to providing proof not to have voted in favor of the relevant resolutions as Beneficial Shareholders.

II. Modalities of attendance and voting at the Shareholders’ Meeting

II.1 Class A Shareholders and Registered Shareholders

Class A Shareholders and Registered Shareholders have the right to attend and vote at the Shareholders’ Meeting (via teleconference), either in person or by a representative appointed, according to the provisions of Article 2372 of the Italian Civil Code, by means of a proxy granted in writing or through a document electronically signed pursuant to Italian Legislative Decree no. 82 of March 7, 2005 (such representative, the “Proxy”).

Computershare IT is available to serve as Proxy for class A Shareholders and Registered Shareholders and vote at the Shareholders’ Meeting on their behalf, in relation to all or part of the items on the agenda, according to the instructions received, at no costs or expenses for Class A Shareholders and Registered Shareholders.

Without prejudice to the shareholders’ rights set forth by the applicable law, Class A Shareholders and Registered Shareholders are requested to inform the Company in advance of their intention to attend the Shareholders’ Meeting

(via teleconference) personally (or, if legal entities, by the legal representative or other attorney), to appoint a Proxy, or to give voting instructions to Computershare IT.

To this end, the holders of class A shares as of the Record Date and Registered Shareholders will receive, respectively, from the Company or the Transfer Agent and Registrar Computershare Inc. (“Computershare US”), at the address resulting from the Shareholders’ Book (Libro Soci), (i) this notice, (ii) a form to be completed by the Class A Shareholders and Registered Shareholders intending to attend the Shareholders’ Meeting personally (or, if legal entities, by the legal representative or other attorney) in order to provide the participants’ relevant personal information (the “Participant Information Form”), and (iii) a form to be completed by the Class A Shareholders and Registered Shareholders in order to appoint Computershare IT or another Proxy to attend and vote at the Shareholders’ Meeting on their behalf and provide it with voting instructions on the items on the agenda (the “Proxy Card”). Instructions for completing and returning, as applicable, the Participant Information Form or the Proxy Card to the Company or Computershare US and joining the Shareholders’ Meeting via teleconference shall be included therein.

Class A Shareholders shall return, as applicable, the Participant Information Form or the Proxy Card, together with the required attachments, to the Company (or, in case Computershare IT is appointed as Proxy, to Computershare IT) preferably by May 21, 2026, at 4:30 p.m. EDT (10:30 p.m. CEST).

Registered Shareholders shall return, as applicable, the Participant Information Form or the Proxy Card, together with the required attachments, to Computershare US by May 21, 2026, at 4:30 p.m. EDT (10:30 p.m. CEST).

Stevanato will provide Class A Shareholders and Registered Shareholders or Proxies attending personally the Shareholders’ Meeting with the teleconference access link no later than May 25, 2026, at 4:00 p.m. EDT (10:00 p.m. CEST), by notice sent to the e-mail address included to this purpose in the Participant Information Form or in the Proxy Card submitted by each Class A Shareholder and Registered Shareholder.

In order to be admitted to attend the Shareholders’ Meeting, if so requested by the Chairman of the Shareholders’ Meeting, Class A Shareholders, Registered Shareholders and Proxies shall identify themselves by presenting an identity document. Proxies shall also present, if so requested by the Chairman of the Shareholders’ Meeting, a copy of the Proxy Card or other proxy issued by the relevant Class A Shareholders and Registered Shareholders.

II.2 Beneficial Shareholders

Beneficial Shareholders have the right to give voting instructions to Computershare IT, in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to all or part of the items on the agenda of the Shareholders’ Meeting, at no costs or expenses for them.

To this end, Beneficial Shareholders shall receive by the respective brokers/intermediaries or by the voting service providers appointed by the latter the form to be used to provide Computershare IT with voting instructions in relation to the matters on the agenda at the Shareholders’ Meeting (the “Voting Instruction Form”), as well as instructions regarding the completion and transmission of the Voting Instruction Form.

III.	Item 3 of the Agenda – Modalities for the submission of slates of candidate directors for the appointment of the Board of Directors

In relation to item no. 3 of the Agenda, please note that, pursuant to Article 16 of the Bylaws, the Shareholders’ Meeting shall appoint the members of the Company’s Board of Directors based on slates of candidate directors submitted by the shareholders.

The right to submit a slate of candidate directors to the Shareholders’ Meeting for the appointment of the Board of Directors is reserved to Class A Shareholders, Registered Shareholders, and Beneficial Shareholders holding, individually or jointly with other shareholders submitting each slate, shares carrying at least 5 per cent of the total voting rights attached to all the shares issued by the Company (the “Qualified Shareholders”).

Pursuant to Article 7.6 of the Bylaws, Beneficial Shareholders may submit slates of candidate directors to the Shareholders’ Meeting through the Holder of Record (in which case the Holder of Record shall submit the slate to the Shareholders’ Meeting together with the relevant documentation on behalf of the Beneficial Shareholders) or based on a specific authorization and/or delegation from the Holder of Record (in which case the Beneficial Shareholders shall attach such authorization and/or delegation to the slate submitted to the Shareholders’ Meeting).

Each slate of candidate directors submitted by Qualified Shareholders shall include a number of candidate directors ranging from 9 (nine) and 15 (fifteen). Candidate directors shall meet the eligibility and integrity requirements set forth by Article 2382 of the Italian Civil Code and possess adequate skills and expertise to perform the tasks entrusted upon them, as provided for by Article 15.3 of the Bylaws.

Each slate shall also include: (a) at least one third of the candidate directors, rounded up to the higher unit in case of fractional number, meeting the independence requirements provided for in Article 15.4 of the Bylaws (i.e., the independence requirements set forth in Article 2399 of the Italian Civil Code); (b) at least 3 (three) candidate directors meeting the independence and competence requirements provided for in Articles 23.3 and 23.5 of the Bylaws (i.e., the independence requirements set forth in article 2399 of the Italian Civil Code and the additional requirements of independence and financial expertise set forth in US laws and NYSE regulations applicable to the Company from time to time); and (c) at least 1 (one) candidate director meeting the additional professionalism requirement provided for in Article 23.4 of the Bylaws (i.e., enrollment in the Italian register of legal auditors).

Each candidate director may only be included in one slate, under penalty of ineligibility.

The following must be attached to each slate of candidate directors, under penalty of inadmissibility: (i) a curriculum vitae of each of the candidate directors; (ii) the statements by which each candidate director accepts his/her candidacy and certifies, under his/her own responsibility, that he/she possesses the eligibility and integrity requirements provided for in Article 15.3 of the Bylaws, the independence requirements provided for in Article 15.4 of the Bylaws, as well as the independence, expertise and competence requirements provided for by Articles 23.3, 23.4 and 23.5 of the Bylaws; (iii) an indication of the identity of the Class A Shareholders, Registered Shareholders or Beneficial Shareholders submitting the slates and the percentage of the Company’s voting rights pertaining to the shares held by them.

The slates of candidate directors submitted to the Shareholders’ Meeting must be signed by the Qualified Shareholders submitting them or, if legal persons, by their legal representatives or other attorneys.

Qualified Shareholders may submit slates of candidate directors for the appointment of the Board of Directors no later than April 28, 2026 (third day before the Record Date), at 11:59 p.m. CEST (5:59 p.m. EDT), by: (i) filing the above documentation at the Company’s registered office at Via Molinella, 17, Piombino Dese - Padova, Italy (for this purpose, please note that submission is permitted on working days between Monday and Friday, from 9:00 a.m. CEST (3:00 a.m. EDT) to 5:00 p.m. CEST (11:00 a.m. EDT)); (ii) sending the above documents by mail or courier to the Company, at the address Via Molinella, 17, 35017, Piombino Dese - Padova, Italy, to the attention of the Legal Department; or (iii) sending the above documentation by certified electronic mail (PEC) to the address stevanatogroup@pec.stevanatogroup.com.

For the sake of completeness, please note that slates of candidate directors received by the Company after April 28, 2026, at 11:59 p.m. CEST (5:59 p.m. EDT), or by other means than those indicated above will be considered as not received.

Please also note that, if no slate of candidate directors is submitted by Qualified Shareholders, directors will be appointed by the Shareholders’ Meeting with no application of the slate voting system.

IV. Shareholders’ Meeting materials

In accordance with the applicable law provisions, the following documents will be made available, by the Record Date, to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to Beneficial Shareholders and the public, on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2026 https://ir.stevanatogroup.com/shareholders-meetings:

•	this Convening Notice;
•	Explanatory Report on the matters on the agenda of the Shareholders’ Meeting, including full texts of the resolutions to be proposed to the Shareholders’ Meeting;
•	Stevanato’s draft financial statements for the financial year ended on December 31, 2025;
•	Stevanato’s consolidated financial statements for the financial year ended on December 31, 2025;
•	Directors’ Report for the financial year ended on December 31, 2025;
•	Report of the external auditor PricewaterhouseCoopers S.p.A. on Stevanato’s draft financial statements for the financial year ended on December 31, 2025;
•	Sustainability Report for the financial year ended on December 31, 2025;
•	Reports of the Audit Committee, of the Compensation Committee, and of the Nominating and Corporate Governance Committee for the financial year ended on December 31, 2025;
•

Substantiated proposal of the Audit Committee on the appointment of the external auditor entrusted with the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028, and determination of the relevant remuneration;

•	the text of the By-laws including the proposed amendments to Articles 7.6, 16 and 23.

The aforementioned documents may be examined at the Company’s registered office only if so permitted by the applicable laws.

*  *   *

The Executive Chairman of the Board of Directors

Franco Stevanato